Array BioPharma Inc.

3200 Walnut Street

Boulder, Colorado 80301

March 17, 2009

By EDGAR and Federal Express

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant
Division of Corporation Finance

Re:	Array BioPharma Inc.
Annual Report on Form 10-K filed August 15, 2008
File Number: 001-16633

Array BioPharma Inc. (the “Company”, “Array”, “us”, “our” or “we”) is responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) transmitted to Mr. R. Michael Carruthers on March 4, 2009 regarding the above-captioned Annual Report on Form 10-K (the “Form 10-K”).

The Company’s responses to the Staff’s comments are set forth below and, for ease of reference, we have reproduced your comments followed by the Company’s responses. Unless otherwise indicated, all references to page numbers in the responses below refer to page numbers in the Form 10-K.

Once the Staff has reviewed the response set forth below, the Company would welcome the opportunity to discuss any additional questions the Staff may have.

*****

Comment:

Item 1. Business, page 1

Partnered Discovery and Development Programs, page 5

1.              Please revise your disclosure regarding your agreements with Eli Lilly, VentiRx, Genentech and Intermune to provide the material terms of each of these agreements, including, but not limited to all amounts paid to date and the aggregate potential milestone payments under each agreement, term and termination provisions and other material obligations/rights under the agreements.  Your discussion of the VentiRx agreement should quantify the value of the equity you received in VentiRx.  In addition, please file copies of your agreements with Eli Lilly and VentiRx pursuant to Item 601(b)(10) of Regulation S-K or provide us with an analysis supporting your determination that you are not required to file them.

Response:

The Company acknowledges the Staff’s comment and respectfully believes that the Form 10-K contains disclosure of the material terms of its material agreements, as defined in Item 601(b)(10) of Regulation S-K.

Eli Lilly

Our collaboration agreement with Eli Lilly was entered into in 1999 with ICOS Corporation and assumed by Eli Lilly when Eli Lilly acquired ICOS in 2007. As described on pages 7 and 40 of the Form 10-K, our material obligations under our collaboration with Eli Lilly ended in fiscal 2006. Array is only entitled to receive additional milestone payments in the event Eli Lilly achieves clinical objectives set forth in the agreement. The amount of these potential milestone payments has not been separately disclosed as they represent confidential business information of Array and Eli Lilly, for which Array has been granted confidential treatment in accordance with orders from the Commission dated December 22, 1998 and dated July 31, 2000. We also note that the Company discloses the receipt of milestone payments if the amounts are material to the Company in press releases that are filed as exhibits to current reports on Form 8-K and in the financial statements and in management’s discussion and analysis of financial condition and results of operation contained in its periodic reports. We therefore believe that investors are provided with all material information with respect to milestone payments under its collaboration agreements.

Because Array has no material ongoing obligations, and because the termination provisions do not affect the only material ongoing right of Array to receive milestone payments under the agreement, we concluded that the term and termination provisions under the agreement were not material and therefore omitted them from the disclosure in the Form 10-K. Consequently, the Company believes that its disclosure of the Eli Lilly collaboration agreement in the Form 10-K includes a description of the terms of the agreement that are material to investors.

We also note for the Staff that the collaboration agreement with Eli Lilly was filed with the Commission on September 15, 2000 as an exhibit to the Company’s registration statement on Form S-1 (File No. 333-45922). It was unintentionally omitted from the Exhibit Index for the Form 10-K, and the Company will revise the Exhibit Index for its Annual Report on Form 10-K for the fiscal year ending June 30, 2009 to include the agreement pursuant to Item 601(b)(10) of Regulation S-K.

VentiRx

The discussion of the VentiRx agreement begins on page 7 under the section of the Form 10-K in which the Company is providing a summary of its most advanced partnered discovery and development programs. The collaboration with VentiRx was included because the compound out-licensed to VentiRx under the agreement had entered clinical development as of the filing date of the Form 10-K and represented one of Array’s most advanced partnered discovery programs.

The Company respectfully notes for the Staff, however, that it has concluded that its agreement with VentiRx is not a material contract as defined by Item 601(b)(10) of

Regulation S-K and, therefore, has not filed it with the Commission. The agreement with VentiRx was an agreement made in the ordinary course of Array’s business. An agreement entered into in the ordinary course may be deemed material under Item 601(b)(10), however, if it is not “immaterial in amount or significance” and is a “contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or … license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”(1) As discussed below, the Company has determined that its business is not “substantially dependent” upon the agreement with VentiRx and that, in any event, the agreement is immaterial in amount and significance.

The Company entered into the agreement with VentiRx in February 2007 in the ordinary course of its business after being approached by VentiRx to out-license a compound Array had determined no longer to pursue. Array had ceased discovery efforts with respect to this target program and its business did not and does not currently depend to any material extent upon this program. Nor does Array’s business depend in any material way upon the revenue generated under the agreement for services Array provided or may provide, or for the achievement of clinical objectives VentiRx may achieve that result in milestone payments to Array, or royalties that may result from product sales, under the agreement. The total revenue recognized by Array under the agreement during 2007 was 4% of Array’s total revenue and was not material to the Company. In 2008, as reported on pages 36 and F-15 of the Form 10-K, revenue from the agreement with VentiRx represented 13.7% of total revenue. Approximately 66% of the revenue recognized in fiscal 2008, however, was due to the timing of the recognition of a one-time up front payment under the agreement of $3.6 million. In addition, approximately 40% of this amount represented the value of shares of preferred stock we received in lieu of cash for the initial up front payment under the agreement. We do not anticipate revenue generated by the VentiRx agreement to be material to the Company in fiscal 2009. The Company will continue to evaluate its collaboration with VentiRx, however, to determine if in future periods the agreement constitutes a material agreement as contemplated by Item 601(b)(10) of Regulation S-K, in which event the Company would file the agreement with the Commission.

The Company also acknowledges the Staff’s comment relating to disclosure of the value of the equity received from VentiRx under the agreement and notes that this value is disclosed in Note 5 — Equity Investment to the Company’s financial statements included in the Form 10-K on page F-18. The Company will in future filings, however, include this amount, or a cross reference to the notes to the financial statements where the amount is disclosed, in any description of the VentiRx agreement contained in such filings.

Genentech

We believe that the disclosure of our licensing and collaboration agreement with Genentech discloses the material terms of the agreement, including our material obligations and rights under the agreement and the term and termination provisions. We have not disclosed the amount of potential milestone payments under our agreement with Genentech as these amounts represent confidential business information, for which

(1)            Item 601(b)(10(ii)(B) of Regulation S-K.

the Commission granted confidential treatment in its order dated May 20, 2004 and in its order dated November 17, 2008. In addition, we have not previously publicly disclosed, and are prohibited from publicly disclosing, the milestone payments received to date from Genentech in accordance with confidentiality provisions under our agreement with them. We believe all other material terms of the Genentech agreement, including our material obligations and rights and the material termination provisions, are disclosed in the Form 10-K.

InterMune

The research portion of the agreement with InterMune ended in June 2007, and there are no material ongoing obligations of Array under the agreement.(2) As with our agreements with Eli Lilly and Genentech, we have not disclosed the amount of potential milestone payments under our agreement with InterMune as these amounts represent confidential business information of Array and InterMune and were the subject of a confidential treatment request granted in accordance with an order from the Commission dated April 19, 2006. In addition, as the research portion has ended and Array has no material ongoing obligations or rights under the agreement, other than the receipt of milestones and royalties which is not impacted by the term or termination provisions, we concluded that these provisions are not material and therefore omitted them. We believe all other material terms of the agreement with InterMune are disclosed in the Form 10-K.

Comment:

Intellectual Property, page 15

2.              You state that you currently hold 16 issued US patents. Please revise your discussion to disclose the importance, duration and effect of all material patents. Your discussion should also identify the product(s) to which each patent relates. Please see Item l01(c)(iv) of Regulation S-K.

Response:

We note the Staff’s comment and respectfully submit that specific disclosure about the importance, duration and effect of each of our patent applications, and an identification of the product(s) to which each patent relates, would not provide investors with meaningful information at the current development stage of our programs and would seriously jeopardize our business and our competitive position. In all of our drug development programs, we have filed more than one patent application, typically because there is more than one chemical series from which we select our clinical candidates.  All patents — and patent applications 18 months after they are filed — are published by the U.S. Patent and Trademark Office on a website that can be easily searched to identify all Array issued patents and when they expire.  Disclosing patent life in the Form 10-K or in other reports we file with the SEC, however, would identify which patent from a particular program claims the clinical candidate.

(2)            As disclosed on page 36 and on page F-15 in Note 2 to the financial statements contained in the Form 10-K, revenue from InterMune was 1% of our total revenue in fiscal 2008.

We have not yet disclosed the chemical structure of any clinical candidate.  Publications typically provide only a generic structure when any structure is provided.  Array keeps development candidate structures secret as long as possible during development to avoid providing competitive intelligence to other companies and enabling them to more easily develop similar molecules and compete with us.  Maintaining secrecy also avoids providing other companies impetus to try to seek patent protection they might not otherwise seek (or be entitled to) in an attempt to cover our candidates. We endeavor to make it difficult to ascertain which molecule contained within a particular patent or patent application is the clinical candidate. Where we have more than one patent application, a competitor cannot be sure which application discloses the most promising series.  Having to identify material patents would signal to a competitor the most promising chemical series for the applicable target and possibly identify the actual clinical candidate.

All of our programs are in the early stages of clinical development, and we believe the disclosure beginning on page 15 of the Form 10-K about patents and patent applications, which informs investors that we were creating valuable inventions and seeking patent protection on them as well as the risks associated with seeking, obtaining, maintaining and defending patent rights, is appropriate at this stage. When the FDA gives marketing approval for a product, the applicant is required to list patent information in the FDA’s Orange Book.  We believe that this is a more appropriate time to disclose this information. Based on a review of the proxy statements of comparable publicly-traded competitors, we also note for the Staff that our disclosure is consistent with the level of disclosure regarding intellectual property protection provided by these companies. As a result, requiring the Company to provide more detailed information would put the Company at a competitive disadvantage.

Comment:

Managements’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 36

Cost of Revenue and Research and Development for Proprietary Drug Discovery, page 38

3.              For your agreement with Celgene, please clarify whether you receive monthly fees based on the number of full time equivalent scientists performing research on the compounds. If you do not receive a fee, please explain to us why it is appropriate to report some of the expenses as costs of revenues. Please explain to us how you concluded that the allocation of the costs is appropriate since your partner only has the option and not an obligation to select the compounds. Include any reference to the specific authoritative literature that supports this treatment.

Response:

We acknowledge the Staff’s comment and respectfully note that, although we do not receive ongoing research funding under the agreement with Celgene, the $40 million up front payment disclosed on pages 8 and 38 of the Form 10-K was made to in part fund research activities Array conducts under the agreement. We ordinarily receive research funding on an ongoing basis, based on the number of full time equivalent scientists devoted to the program. In the Celgene agreement, however, we specifically negotiated an up front fee in lieu of ongoing research funding and a separate license fee. In future filings, however, we will clarify the nature of the up front payment for investors by revising the description that appears on page 8 and in Note 6 — Deferred Revenue to the Company’s financial statements included in the Form 10-K as follows:

In September 2007, we entered into a worldwide strategic collaboration with Celgene focused on the discovery, development and commercialization of novel therapeutics in cancer and inflammation. Under the agreement, Celgene made an upfront payment of $40 million to us to provide research funding for activities conducted by Array under the agreement. We are responsible for all discovery and clinical development through Phase 1 or Phase 2a. Celgene has an option to select a limited number of drugs developed under the collaboration that are directed to up to two of four mutually selected discovery targets and will receive exclusive worldwide rights to the drugs, except for limited co-promotional rights in the U.S. Celgene’s option may be exercised with respect to drugs directed at any of the four targets at any time until the earlier of completion of Phase 1 or Phase 2a trials for the drug and September 2014. Additionally, we are entitled to receive, for each drug, potential milestone payments of approximately $200 million, if certain discovery, development and regulatory milestones are achieved and an additional $300 million if certain commercial milestones are achieved, as well as royalties on net sales. We will retain all rights to the other programs.  Celgene may terminate the agreement in whole, or in part with respect to individual drug development programs for which Celgene has exercised its option, upon six months’ written notice to us. In addition, either party may terminate the agreement, following certain cure periods, in the event of a breach by the other party of its obligations under the agreement. Celgene can also choose to terminate any drug development program for which they have not exercised an option at any time, provided that they must give us prior notice, generally less than 30 days. In this event, all rights to the program remain with Array and we would no longer be entitled to receive milestone payments for further development or regulatory milestones we achieve if we choose to continue development of the program.

Further, as noted on page 38 of the Form 10-K, we report costs associated with the development of all four compounds under the Celgene collaboration as follows: 50% to cost of revenue, with the remaining 50% to research and development for proprietary drug discovery. We believe this allocation is appropriate and consistent with the general accounting principal that revenue from the $40 million up front free be matched with associated costs. Our costs are substantial to discover and develop compounds for four programs. Although Celgene is not required to exercise its option, the $40 million up front free represents a significant financial commitment by Celgene to the program. As a result, we concluded that Celgene is economically motivated and therefore likely to exercise its option with respect to two of the four programs. We believe that the percentage of the number of compounds to which Celgene is likely to obtain rights under the agreement is a reasonable basis for determining an allocation of 50% to cost of revenue and 50% to research and development for proprietary drug discovery. The

Company continually evaluates the progress of the Celgene collaboration and if any events or circumstances change in future periods, for example if Celgene determines to drop one of the programs or we stop incurring costs on one or more of the programs, the Company will alter the allocation appropriately and disclose the reasons for any such changes to the allocation in its future filings.

Comment:

4.              We note that you have removed the disclosure that was included in your June 30, 2007 10-K related to the out-licensing and collaboration agreements for which you receive research funding. Your prior disclosure indicated that the Company does not bear any risk of failure for performing these activities and the payments are not contingent based on the success or failure of the research program. Please address the following for all of the collaboration agreements for which you receive fees on a monthly basis:

•                  Whether you can obtain the results of the research and development or whether the only benefit is the fee that you receive;

•                  Whether or not you are obligated to repay any of the funds provided by the other parties and if so, whether or not repayment depends solely on the results of the research and development having future economic benefit; and how you account for the repayment obligation; and

•                  Provide the disclosures required by paragraph 14 of SFAS 68 or tell us why these disclosures are not required.

Response:

In the course of revising the disclosure related to critical accounting policies to focus the discussion on material accounting policies and improve its organization, the Company removed the statement relating to the out-licensing and collaboration agreements for which we receive research funding referred to in the Staff’s comment above. It is still the case with respect to these agreements, however, that the Company does not bear any risk of failure for performing these activities and that the payments are not contingent on the success or failure of the research program. We acknowledge the Staff’s comment and, as noted below, we will reinsert this sentence in our future filings to clarify the accounting treatment for investors.

In addition, we believe that the disclosures required by paragraph 14 of SFAS 68 are not required because the statement is not applicable to our current arrangements. Array does not have any financial obligations related to its research and development activities. Per paragraph 5 of the statement, obligations that must be recognized as a liability are deemed to exist when “an enterprise is obligated to repay any of the funds provided by the other parties regardless of the outcome of the research and development.”  Our research activities are funded by our collaborators through fees based on the number of full-time-equivalents working on the program or up front fees. In none of our arrangements are we required to repay, and there are no conditions under which it is probable that we would repay, any of the funds we receive for any reason.

Nor are we required to purchase our interest in the research and development, regardless of the outcome. Array performs most, if not all, of the drug discovery activities under these collaborations; the collaborator is then primarily responsible for clinical development.  Under our agreements, most if not all of the intellectual property generated during discovery stages of these collaborative programs is owned by Array, either solely or jointly with the collaborator. The collaborator receives certain license rights to exploit certain aspects of this intellectual property.  Array retains all other intellectual property rights arising from the collaboration, at no cost to Array. In addition, if these agreements expire or are terminated in whole or in part by the collaborator, all intellectual property rights revert to Array, at no cost to Array.

Therefore, we have concluded that SFAS 68 is not applicable to our research and development collaborations. However, we note the Staff’s comment and to clarify this conclusion for investors, we will reinsert the language noted in the Staff’s comment to our discussion of critical accounting policies and in the notes to our financial statements included in our future filings.

Comment:

Item 11. Executive Compensation

Compensation Discussion and Analysis, incorporated from page 25 of the proxy statement

Elements of Our Compensation Program, incorporated from page 27 of the proxy statement

5.              Please revise your discussion of your annual performance goals to disclose the specific minimum, target and stretch goal established for each of the four performance criteria you disclose. Additionally, you should describe the committee’s analysis as to whether, and to what extent, each of these goals were achieved and how the achievement or failure of each of these goals influenced or determined the committee’s decisions relating to the bonus granted to each named executive officer in 2008. See Item 402(b)(2)(v) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed analysis supporting your determination that the information is not material to investors and is likely to cause competitive harm if it is disclosed. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

Response:

Omission of Specific Target Amounts

We acknowledge the Staff’s comment and note that the specific minimum, target and stretch goals established for each of the performance metrics identified on page 28 of the proxy statement were not identified in reliance on Instruction 4 to Item 402(b) of Regulation S-K.

Analysis of Confidential Treatment of Targets

Statutory Provisions and Legal Interpretation of Commercial or Financial Information

The standard under Item 402(b) of Regulation S-K for the omission of information concerning the specific target amounts is the same standard as would be applicable to the Company if it were seeking confidential treatment of materials that would otherwise be subject to mandatory disclosure under the Freedom of Information Act (“FOIA”). Exemption 4 of the FOIA permits public entities to keep confidential “[t]rade secrets and commercial or financial information obtained from a person and privileged or confidential.” 5 U.S.C. §552(b)(4) (1977). To satisfy the test set forth in Exemption 4, information for which confidential information is sought must meet both of the following requirements:

1.                                       The information must constitute “trade secrets” and/or “commercial or financial information.”(3) The courts have held that these terms should be given their ordinary meanings, and have specifically rejected the argument that the term “commercial” be confined to records that “reveal basic commercial operations,” holding instead that records are commercial so long as the submitter has a “commercial interest” in them.(4)

2.                                      The information must be “privileged” or “confidential.” Under criteria adopted by the courts, commercial or financial information will be deemed “confidential” if disclosure thereof would be likely “to cause substantial harm to the competitive position of the person from whom the information was obtained.”(5)

As disclosed in the Compensation Discussion and Analysis section (“CD&A”) of the proxy statement incorporated by reference into the Form 10-K, the performance metrics consist of the following:

•                  Financial goals consisting of revenue, earnings per share and year-end cash targets;

•                  Discovery research goals for our proprietary drug programs;

•                  Development goals relating to our proprietary drug programs; and

•                  Partnering goals relating to new out-licensing transactions.

The Company respectfully submits that, for the reasons set forth below, the confidential targets underlying such performance metrics, which we refer to in this letter as the “Targets,” constitute confidential commercial or financial information of significant

(3)   See, e.g., Nat’l Parks and Conservation Ass’n v. Morton, 498 F.2d 765 (D.C. Cir. 1974).

(4)   Public Citizen Health Research Group v. Food and Drug Administration, 704 F.2d 1280, 1290 (D.C. Cir. 1983).

(5)   Nat’l Parks and Conservation Ass’n. v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974); see also Critical Mass Energy Report v. Nuclear Regulatory Comm’n., 975 F.2d 871 (D.C. Cir. 1992); McDonnell Douglas Corp. v. National Aeronautics & Space Admin., 180 F.3d 303, 306-07 (D.C. Cir. 1999).

competitive value, and therefore the information may properly be withheld from public access under Exemption 4 of the FOIA and the Securities Exchange Act of 1934.

Targets Constitute Commercial or Financial Information

The Targets are used strictly for internal purposes as an element of the compensation program for the Company’s executive officers and other employees. Each of the Targets represent confidential financial, research, development, operational or strategic plans, goals and initiatives of the Company. As such, the Company has a commercial interest in them and they represent “commercial or financial information” of the Company as contemplated by Exemption 4.

Disclosure of the Targets Would Cause Competitive Harm

Requiring the Company to disclose the Targets, particularly over a period of time, would be competitively damaging to the Company. The drug discovery and development market, particularly in the markets in which we conduct our business activities, is highly competitive. Drug discovery is a slow and expensive process, with a low rate of success, and requires time-consuming research, testing and evaluation before a drug can be brought to market. Even when successful, the drug discovery process often takes in excess of ten years from initiation of research activities to commencement of commercial product sales. As discussed in more detail below, disclosure of our Targets would give competitors insights into our own internal strategic plans and initiatives, and our internal assessment of our performance against those plans, that would allow them to alter their strategies in an attempt to gain a competitive advantage over us.

The determination of each of the Targets in any particular fiscal year, takes into account on a pro-forma basis the Company’s projections and strategic goals, which reflect many different confidential assumptions. These assumptions include:

•                  strategic decisions we make to increase or decrease the resources being devoted to a discovery or development program;

•                  our expectations as to whether our collaborators will accelerate, continue, slow or cease further development of compounds we have out-licensed to them;

•                  our assumptions as to the value of certain programs we may seek to out-license;

•                  our assumptions about the timing of regulatory approvals or about the outcome of pre-clinical or clinical trials we or our collaborators are conducting;

•                  the anticipated timing of the receipt of milestone payments, including under programs for which we are no longer involved in ongoing development and rely on information from our collaborators to determine;

•                  assumptions or expectations regarding plans to reduce or conserve capital resources, including the magnitude and period over which we would implement those plans; and

•                  assumptions relating to our plans to raise capital, incur debt or out-license programs rather than develop them internally.

Over time, the disclosure of our financial targets would allow our competitors to gather sensitive information about these assumptions and strategic initiatives, including spending plans and development priorities, that would put us at a competitive disadvantage.

In addition, the Targets can vary widely from year to year as a result of changing circumstances, facts and events, that may or may not be within our control, on which we base our assumptions and derive the Targets. If we were to provide the Target amounts, even on a historical basis, we believe an explanation as to why Targets varied from a prior fiscal year would be necessary to provide stockholders with a “fair understanding of the named executive officer’s compensation” for that particular fiscal year and the analysis required of the discussion in CD&A. This would in turn would require us to discuss our specific assumptions, as well as the reasons for changes to those assumptions, underlying each Target which would reveal highly confidential and sensitive business information.

Competitive Harm from Disclosure of Financial Targets. The Committee establishes a minimum, target and stretch goal for revenue, earnings (loss) per share and year-end cash through an iterative process with management after the Board approves the Company’s annual, confidential operating plan for the applicable fiscal year. In setting the financial targets, the Committee takes into account the Company’s strategic goals and initiatives, the Company’s operating plan and the confidential assumptions underlying the Company’s internal pro-forma forecasts of these and other financial metrics, including the assumptions listed above. The Targets are intentionally set at high levels to encourage extraordinary performance that exceeds the operating plan.

If we were required to disclose information about the specific financial Targets for the prior year, our competitors could use that information in conjunction with other information relating to the progress of our programs and our financial results that we regularly disclose in our periodic reports to obtain information about our plans and expected results from specific strategic initiatives. In addition, over time, such disclosure would reveal trends in our spending plans that we consider highly confidential information that would suggest to our competitors, for example, a shift in strategy to significantly increase development of a particular program. Finally, because it is likely that the financial Targets would vary from year to year, as discussed above, we believe the analysis required by CD&A would require us to explain the reasons for changes to the Targets; this in turn would require us to disclose information about the confidential assumptions underlying the financial Targets, such as changes in our pro-forma expectations of the timing of milestone payments under our collaboration agreements and of the amount and timing of payments under new out-licensing arrangements we target for the year. This would give our competitors as well as potential out-licensing partners specific insight into our expected results from these strategic initiatives, and actual performance relative thereto. Competitors could use this information to reallocate their own resources to gain a competitive advantage over us and potential partners could use this information to their advantage in negotiating the terms of out-licensing transactions.

Competitive Harm from Disclosure of Discovery Research and Development Targets. The Committee undertakes a similar process in setting the drug discovery and drug development targets. After input from the Company’s senior management and scientific leadership, the Committee formulates specific minimum, target and stretch goals relating to pre-clinical trials, clinical trials and regulatory milestones for programs that we have in discovery or development. The Committee’s determination of each of the targets in any particular fiscal year takes into account the Company’s confidential, strategic scientific initiatives.

If we were forced to disclose specific drug discovery or development Targets for a prior year that were based on planned research or regulatory milestones, our competitors could determine our operating expectations with respect to specific projects, thus allowing them to adjust their own research or development plans based on such information.

Competitive Harm from Disclosure of Partnering Targets. In setting the targets relating to new out-licensing transactions, the Committee takes into account a variety of our confidential strategies, including:

•                  our strategic goals relating to the programs we have identified as out-licensing opportunities;

•                  our negotiating strategies with respect to the economic terms of future out-licensing transactions;

•                  the markets in which we anticipate to retain or to out-license rights;

•                  our internal assessment of the value of various programs that we may seek to out-license; and

•                  our expectations regarding current market conditions.

The partnering Targets consist of goals with respect to certain terms under future out-licensing transactions for the applicable fiscal year. Disclosure of our Targets for such out-licensing terms (and our relative performance relative thereto) would give our competitors information they could use to their advantage in their own negotiations that could give them a competitive advantage over us. Moreover, it would give our potential out-licensing partners information they could directly use against us in any future negotiations. The Targets would represent baseline metrics for certain economic terms that would limit our ability to negotiate different or more favorable terms. This would provide confidential competitive information to our competitors and to our potential partners that is otherwise unavailable to them and put the Company at a significant competitive disadvantage.

In addition, it is typical that our out-licensing partners require us to keep information confidential about certain development or regulatory milestones or other confidential business or scientific information, such as the amount of future milestone or royalty payments, under the program. As discussed in our response to the Staff’s Comment #1 above, we have been granted confidential treatment with respect to such provisions in the past. By disclosing the Targets, such information could be derived based on our reported achievement of such Targets, which in turn could harm our relationships with our partners and our competitive position in the market.

Targets Are Unnecessary for the Protection of the Investors of the Company

The terms for which confidential treatment is requested is as narrowly tailored as possible, and substantially all of the other terms of the performance bonus plan would otherwise be available for public review. (6) The Targets are not the type of information that the Company normally releases to the public because the Targets contain commercially sensitive information which would be a benefit to competitors and potential out-licensing partners. The Company believes that the information about the performance bonus plan disclosed (or to be disclosed in the future as discussed in the Company’s response below to the Staff) is sufficient, taken together with the other information in the Company’s proxy statement and other public filings, to enable stockholders and potential investors to reasonably evaluate the Company’s executive compensation program and decisions. In the Company’s view, the Targets would not provide stockholders and investors with a greater understanding of the operation of the performance bonus plan or the range of payouts under the plan. Accordingly, the Company believes that this request to keep the Targets confidential strikes the appropriate balance between the interests of the Company and the public and that disclosure of the Targets to the public is not necessary to assure adequate public information about the performance bonus plan. Conversely, disclosure of the Targets may in fact be detrimental to the interests of stockholders and prospective investors since, as discussed above, third parties may be able to use this information to gain an unfair advantage over the Company in developing, producing or marketing competitive products and otherwise utilizing the information to their competitive advantage.

Lastly, requiring public disclosure of the Targets may cause the Committee to consider the effects that such public disclosure may have on the Company and its competitive position. The Committee may be reluctant to set Targets at levels that are perceived as unachievable if they must be publicly disclosed. This outcome may be counter to the interests of stockholders by undermining the effectiveness of the performance bonus plan in providing incentives to our executive officers and other employees for extraordinary performance.

No Previous Disclosure

To the best of the Company’s knowledge, the Targets are not available publicly, nor is it possible to determine the Targets from publicly available sources. The Company has made every effort not to publicly disclose the Targets and has restricted access to the Targets to persons who either have been instructed to keep the information confidential or are under a duty to keep the information confidential. It is highly unlikely, therefore, that the Confidential Targets will become public knowledge unless the Commission requires the disclosure of the Targets

We note for the Staff that although the Company provides earnings per share guidance to the public and has communicated general, baseline goals relating to anticipated IND filings and the timing of proof of concept data on its proprietary programs, this information significantly differs from the Targets adopted by the Compensation Committee for purposes of setting executive bonus compensation. The Targets are consistently higher or more difficult to achieve than the expectations disclosed by the Company and, in some cases, are not directly comparable. If the Targets were disclosed, we believe that investors and competitors would likely treat the higher target

(6)     See Exhibit 10.18 to the Form 10-K for a description of the terms and conditions of the Performance Bonus Program.

goals as metrics against which our performance would be measured and that any failure to achieve all or part of the Targets could have a negative impact on our business or our stock price.

Likelihood of Achievement of Targets

We acknowledge the Staff’s comment and respectfully submit that we believe we have disclosed how likely it will be for the targets to be achieved, as required by the instruction to Item 402(b). On page 28 of the proxy statement, under the heading “Annual Performance Goals,” we state that the “stretch goals are set at ambitious levels to provide a meaningful incentive.” In addition, we disclose that we have not historically met the stretch goals and have met or slightly exceeded the target level goals. We go on to provide the exact percentages of the target goals achieved for fiscal 2008, 2007 and 2006 to quantify the likelihood for investors and further explain that the Compensation Committee “sets the minimum, target and stretch goals such that the relative level of difficulty of achieving the target level is consistent from year to year.” We believe this disclosure indicates to investors how likely the targets for 2008 were to be achieved. However, to address the Staff’s concern, we will insert the following sentence in CD&A contained in future filings under the heading “Annual Performance Goals”:

The Committee considers the minimum goals to be likely to be achieved, the target goals to be difficult to achieve and the stretch goals to be improbable.

Analysis of Achievement of the Goals

We acknowledge the Staff’s comment relating to a discussion of the Compensation Committee’s analysis of whether and to what extent the goals were achieved and how the achievement or failure of the goals influenced the Committee’s decisions relating to the bonus granted to each named executive officer in fiscal 2008. We note that on page 28 of the proxy statement, under the heading “Annual Performance Goals,” we disclose that in fiscal 2008, 95% of the target level goals were achieved. In addition, the actual amounts paid under the performance bonus program as a result are reported in the Summary Compensation Table for each named executive officer. The Compensation Committee awarded the bonus amounts in accordance with the formulas set forth in the Performance Bonus Plan for the achievement level for fiscal 2008 and did not apply any discretion or consider other factors and approving these bonus amounts. In future filings, however, we will include a specific statement that describes how the achievement or failure of the goals influenced the Compensation Committee’s decisions relating to the bonus awards granted in the applicable fiscal year.

*****

Please do not hesitate to call the undersigned at (303) 381-6663 if you have further comments or if you require any additional information.

Sincerely,

R. Michael Carruthers

Chief Financial Officer

cc:	Robert E. Conway, Chief Executive Officer
Gil J. Van Lunsen, Chair of the Audit Committee
Kyle Lefkoff, Chair of the Compensation Committee
Carin M. Kutcipal, Esq., Hogan & Hartson LLP
Jarold B. Mittleider, KPMG LLP

ARRAY BIOPHARMA INC.

3200 Walnut Street

Boulder, Colorado 80301

March 17, 2009

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 6010

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Division of Corporation Finance

	Re:	Array BioPharma Inc.
Annual Report on Form 10-K
Filed August 15, 2008
File No. 001-16633

Ladies and Gentlemen:

Pursuant to your letter dated March 3, 2009 (the “Comment Letter”) to R. Michael Carruthers, Chief Financial Officer of Array BioPharma Inc. (the “Company”), with respect to the above-captioned Annual Report on Form 10-K, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

R. Michael Carruthers

Chief Financial Officer